THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


SCHEDULE 13G


REX Stores Corporation
Common Stock, $.01 par value
CUSIP Number 761624105



CUSIP No. 761624105
Item 1:   Reporting Person - Lawrence Tomchin (SS# ###-##-####)
Item 4:   United States of America
Item 5:   477,533
Item 6:   3,834
Item 7:   477,533
Item 8:   3,834
Item 9:   481,367
Item 11:  5.3%
Item 12:  IN


Item 1(a) Name of Issuer:  REX Stores Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          2875 Needmore Road
          Dayton, OH  45414

Item 2(a) Name of Person Filing:  Lawrence Tomchin

Item 2(b) Address of Principal Business Office:

          See Item 1(b)

Item 2(c) Citizenship:

          United States of America

Item 2(d) Title of Class of Securities:

          Common Stock - $.01 par value

Item 3    Rules 13d-1(b) & 13d-2(b) Statement:

          Not Applicable

Item 4    Ownership

     The following information concerning ownership of Common
Stock is given as of December 31, 1996:

     (a)  Amount Beneficially Owned

          481,367 shares of Common Stock, 362,079 of which represent the right to acquire shares within 60 days.

     (b)  Percent of Class

          5.3%

     (c)  Number of Shares to which Reporting Person has:

         (i)  Sole power to vote or to direct the vote:

              477,533 shares of Common Stock

        (ii)  Shared power to vote or to direct the vote:

              3,834 shares of Common Stock

       (iii) Sole power to dispose or to direct the disposition of:

              477,533 shares of Common Stock

        (iv) Shared power to dispose or to direct the disposition of:

              3,834 shares of Common Stock

Item 5    Ownership of Five Percent or less of a Class:

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company:

          Not Applicable

Item 8    Identification and Classification of Members of the
          Group:

          Not Applicable

Item 9    Notice of Dissolution of Group:

          Not Applicable

Item 10   Certification:

          Not Applicable

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

Lawrence Tomchin

Lawrence Tomchin